HIPSO MULTIMEDIA, INC.
550 Chemin du Golf, Suite 202
Iles des Soeurs
Quebec, Canada H3E 1A8
Tel: 514-380-5353 – Fax: 514-38--5860

October 7, 2009

United States Securities and Exchange Commission
Washington, DC 20549
Attn: Reid Hooper, Staff Attorney

Mail Stop 3720

RE: Hipso Multimedia, Inc. File No. 333.13l599
Form 10-K/A for the year ended November 30,2008

Filed June 30, 2009

Ladies and Gentlemen:

This letter is in response to the staff’s comment letter dated July 10, 2009, with respect to the above-referenced Form 10-K/A for the year ended November 30, 2008. For the convenience of the staff, we have included each of the staff’s numbered comments followed by our numbered responses to each comment.

Form 10-K/A for the year ended November 30,2008

General

Comment 1.

We note a press release dated December 17, 2008, announcing that Valtech (Communications) Inc., a wholly owned subsidiary of Hipso Multimedia, Inc., bid for a 400 million dollar licensing agreement in Slovakia. In addition, we note that you did not discuss it in your first quarter Form 10-Q filed on April 14, 2009. Further, we note a press release on June 9, 2009, stating that Valtech Communications Inc. intends to submit a bid in response to tenders for the licensing agreement in Slovakia. It appears that information such as this may be required to be disclosed as forward looking information and analyses in management’s discussion and analysis of financial condition and results of operation. In your response tell us why you believe the disclosure of this information in your first quarter Form 10-Q was not necessary. Also, clarify whether or not Valtech Inc. discussed in the December 17th 2008 press release is the same entity as Valtech Communications, Inc.

Response 1.

In response to the staff’s comment, we have included disclosure regarding the Slovakia transaction in forward looking information and analyses in the MD&A in the amended first and second quarter Form 10-Qs.

Also, please note that the correct legal name of our wholly-owned subsidiary is Valtech Communications Inc., not Valtech Inc. and Valtech Communications is the same entity as stated in our press release dated December 17, 2008.

Comment 2.

We note your response to our prior comment three in our letter dated June 8, 2009. However, Question 146.04 of Regulation S-K Compliance &. Disclosure Interpretations notes registrants should provide a written description of oral contracts that would be required to be filed as an exhibit pursuant to Item 601(b)(IO) if it were written. We note the headline of the February 3, 2009, press release describing the agreement as a "major deal" with Canvar Group Inc. Thus, the strategic partnership with Canvar Group Inc. appears to be a material oral contract. Please amend your first quarter Form 10-0 to discuss the strategic partnership with Canvar Group Inc. Also, file as an exhibit a written description of the agreement.

Response 2.

We have amended the first quarter Form 10-Q to disclose the material terms of the contract with Canvar Group Inc. Please note that the oral agreement with Canvar Group was formalized in a written agreement dated July 21, 2009, a copy of which is filed as an exhibit in the amended first quarter Form 10-Q. The agreement with Residence les Boulevard, our other major customer, is being translated from French into English and will be filed as an exhibit to our third quarter Form 10-Q due October 15, 2009.

Item 1. Business, page 2

Comment 3.

We note your response to our prior comment six in our letter dated June 8, 2009. Please supplement your disclosure in your Item 1 business section to reflect your response and added disclosure in the Notes to the Financial Statements. In addition, please file your material contract(s) with these customers or explain to us why you determined you were not required to file them pursuant to Item 601(b)(10) of Regulation S-K.

Response 3.

We have disclosed the names of our two major customers under Item 1 and have revised the disclosure in note 11 “Concentration of Credit Risk.” We have also expanded our disclosure to reflect that when we complete installation of our equipment in the units of our individual end-user residential and business customers in our major customers’ facilities, the end-user customers are billed directly by the Company. As a result, we believe we will continue to become less dependent upon our major customers. We have also disclosed that no contracts exist with the end-user customers. We have included as exhibits in the amended Form 10-Q for the second quarter the agreement with Canvar Group and, as stated above, we will file the agreement with our other major customer in the third quarter Form 10-Q.

Item 1A. Risk Factors, page 3

Comment 4.

We note your disclosure on page five stating that Valtech depends on interest-free loans from its principal shareholders to survive. In addition, we note your Item 13 disclosure on page 16 discussing interest bearing loans from your principal shareholders and officers. Please advise.

Response 4.

In response to this comment, we have included a separate risk factor “The Company has been dependent upon loans from its principal shareholders to fund its negative cash flow from operations. We have also included disclosure to clarify that the loans from principal shareholders bear interest at the rate of 10% per annum on balances in excess of CDN$150,000 and that loan balances below CDN$150,000 do not bear interest.

We have included a separate risk factor section, “Risk factors related to the market for our common stock.”

Item 3. Legal Proceedings, page 6

Comment 5.

We note your response to our prior comment nine in our letter dated June 8, 2009. Revise your disclosure here and in the Notes to the Financial Statements to identify the parties involved. We note that you filed a complaint against two former consultants and your transfer agent on January 29, 2009.

Response 5.

We have disclosed the names of the party defendants and have expanded the disclosure to update the status of the proceeding in Item 3 as well as in note 7 “Litigation.”

Sales of Unregistered Equity Securities, page 8

Comment 6.

We note your response to our prior comment 11 in our letter dated June 8, 2009. However, we note that you did not disclose to whom some sales and issuances of . unregistered equity securities were to. Please revise your disclosure to name the persons or identify the class of persons to whom all unregistered securities were sold.

Response 6.

We have included a complete table disclosing all sales of unregistered securities including the names of the shareholders to whom the shares were issued and the value of the services provided.

Item 7. Management's Discussion and Analysis, page 9

Comment 7.

We. note your response to our prior comment 12 in our letter dated June 8, 2009; however it does not appear that any change has been made to your MD&A. Thus, we reissue comment 12 in our letter dated June 8, 2009.

Response 7.

In response to this comment, we have included the subsection “Liquidity” as requested by the staff. Please note that we have made substantial revisions to the disclosure throughout MD&A.

Results of Operations, page 11

Comment 8.

We note your response to our prior comment 13 in our letter dated June 8, 2009. However, you did not address material trends and uncertainties related to your prospective financial condition and operating performance. This appears to be appropriate disclosure given the current financial condition of your company. Thus, revise to provide more detail as to why line items have changed and whether any changes have prospective implications.

Response 8.

We have expanded our disclosure in response to this comment to discuss material trends and uncertainties in the last paragraph under “Overview.”

Item 8. Financial Statements and Supplementary Data

Comment 9.

Please amend the filing to include audited balance sheets as of November 30, 2008 and 2007 and statements of operations, cash flows and changes in stockholders' deficit for each of the two years in the period ended November 30, 2008.

Response 9.

We included in the amended Form 10-K the audited balance sheets as of November 30, 2008 and 2007 and the statements of operations, cash flows and changes in stockholders' deficit for each of the two years in the period ended November 30, 2008.

Item 9A(T) Controls and Procedures, page 12

Comment 10.

We note your response to our prior comments 14 through 18 in our letter dated June 8, 2009. However, we note that you did not provide a statement as to whether or not management has concluded that internal control over financial reporting is effective at November 30, 2008 as required by Item 308T of Regulation S-K. Please revise.

Response 10.

We have included as a subsection “Evaluation of disclosure controls and procedures” and have disclosed management’s conclusion that our disclosure controls and procedures were not effective as of the end of the fiscal year 2008. We have further disclosed the specific deficiencies observed by our CEO and CFO and our decision to re-audit and restate our financial statements for the year ended November 30, 2008.

Comment 11.

We note your response to our prior comments 14 through 18 in our letter dated June 8, 2009.

However, we note that your response did not give us a detailed analysis about the severity of the significant deficiencies noted on page 12. Thus, in your response tell us how you reached the conclusion that the significant deficiencies described did not rise to the level of being material weaknesses.

Response 11.

We have revised disclosure regarding the deficiencies in our internal controls over financial reporting. The specific deficiencies are stated in our response to Comment 10 above and our additional disclosure in the subsection “Evaluation of disclosure controls and procedures.” We do not believe that deficiencies rose to the level of being material weaknesses.

Comment 12.

We reissue our prior comment 18 in our letter dated June 8, 2009. Please describe all changes in your internal controls over financial reporting that occurred during the fourth quarter of fiscal year 2008. We note your disclosure on page 13 stating, "[e]xcept as described above, there were no changes in our internal controls over financial reporting during the fourth quarter of fiscal year 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting."

Response 12.

We have revised our disclosure in response to this comment to include a subsection “Remediation Plan for Certain Weaknesses in the Company’s Disclosure Controls and Procedures,” to state that the changes in our internal controls over financial reporting were completed in the third quarter of fiscal 2009. In addition, we have added disclosure in our amended first and second quarter Forms 10-Q under a subsection “Changes in Internal Control Over Financial Reporting Subsequent to the Period Covered by This Report.”

Our management, after conferring with our independent auditor and new counsel, has determined, based upon the present level of our business operations and our limited financial resources, that it is not necessary, nor economically feasible, at this time to appoint independent directors to constitute an audit committee. Therefore, the disclosure contained in our Form 10-K/A filed on August 5, 2009 has been revised.

The Company acknowledges that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings,

- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Rene Arbic

President, Chief Executive Officer